Exhibit 99.3

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in KANZHUN LIMITED, you should at once hand this circular, together with the enclosed form of proxy, to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

KANZHUN LIMITED

看 準 科 技 有 限 公 司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2076)
(Nasdaq Stock Ticker: BZ)

PROPOSED GRANTING OF GENERAL MANDATES TO ISSUE SHARES
AND REPURCHASE SHARES AND/OR ADSS,

PROPOSED RE-ELECTION OF DIRECTORS,
PROPOSED RE-APPOINTMENT OF AUDITORS,

PROPOSED AMENDMENTS TO THE CURRENT MEMORANDUM
AND ARTICLES OF ASSOCIATION AND THE ADOPTION OF THE
NEW MEMORANDUM AND ARTICLES OF ASSOCIATION,

AND

NOTICE OF THE ANNUAL GENERAL MEETING

A letter from the Board is set out on pages 6 to 13 of this circular.

A notice convening the AGM to be held at 2/F, Crowne Plaza Beijing Sun Palace, No. 12 Qisheng Middle Street, Chaoyang District, Beijing, China on Thursday, June 25, 2026 at 3 p.m. Beijing time, is set out on pages 26 to 31 of this circular. A form of proxy for use at the AGM is also enclosed. Such form of proxy is also published on the websites of HKEXnews (www.hkexnews. hk) and the Company (https://ir.zhipin.com/).

Holders of record of the Company’s Shares on the Company’s register of members as of the close of business on the Share Record Date (Hong Kong time) are cordially invited to attend the AGM in person. Holders of the Company’s ADSs as of the close of business on the ADS Record Date (New York time) are cordially invited to submit your voting instructions to Citibank, N.A. Whether or not you propose to attend and vote at the said meeting, please complete, sign, date, and return the accompanying proxy form to the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited (for holders of Shares) or your voting instructions to Citibank, N.A. (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare Hong Kong Investor Services Limited must receive the proxy form by no later than 3 p.m, Hong Kong time, on Tuesday, June 23, 2026 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong to ensure your representation at the AGM; and Citibank, N.A. must receive your voting instructions by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Class A Ordinary Shares represented by your ADSs to be cast at the AGM. For the avoidance of doubt, holders of Treasury Shares (if any) shall abstain from voting at the AGM.

May 20, 2026

APPENDIX I	–	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE	14

APPENDIX II	–	DETAILS OF THE DIRECTORS PROPOSED TO BE RE-ELECTED AT THE AGM	19

APPENDIX III	–	PROPOSED AMENDMENTS TO THE CURRENT MEMORANDUM AND ARTICLES OF ASSOCIATION	24

NOTICE OF THE ANNUAL GENERAL MEETING			26

– i –

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

“2020 Share Incentive Plan”	the 2020 global share plan our Company adopted in September 2020, which was amended and restated in May 2021, as amended from time to time

“ADS(s)”	American depositary shares issued by the Depositary pursuant to the Deposit Agreement in respect of our Class A Ordinary Shares deposited in our ADS program, each ADS representing two (2) Class A Ordinary Shares on deposit with the Custodian

“ADS Record Date”	close of business on May 21, 2026 (New York time)

“AGM” or “Annual General Meeting”	the annual general meeting of the Company to be convened on Thursday, June 25, 2026 at 3 p.m. Beijing time to consider and, if thought fit, approve, the proposed resolutions as set out in the notice of such meeting which is set out on pages 26 to 31 of this circular, or any adjournment thereof

“Articles” or “Articles of Association”	the articles of association of the Company, as amended from time to time

“associate(s)”	has the meaning ascribed to it under the Listing Rules

“Auditors”	PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP, the external auditors of the Company

“benchmarked price”	has the meaning ascribed to it in Rule 13.36(5) of the Listing Rules

“Board”	the board of Directors of the Company

“business day”	any day (other than a Saturday, Sunday or public holiday in Hong Kong) on which banks in Hong Kong or other relevant jurisdictions are generally open for normal banking business

“CCASS”	Central Clearing and Settlement System, a securities settlement system used within the Hong Kong Exchanges and Clearing Limited market system

DEFINITIONS

“Class A Ordinary Shares”	class A ordinary shares of the share capital of the Company with a par value of US$0.0001 each, conferring a holder of a Class A Ordinary Share one vote per Share on any resolution tabled at the Company’s general meeting (save for any Treasury Shares, the holders of which shall abstain from voting at the Company’s general meeting)

“Class B Ordinary Shares”	class B ordinary shares of the share capital of the Company with a par value of US$0.0001 each, conferring weighted voting rights in the Company such that a holder of a Class B Ordinary Share is entitled to ten votes per Share on any resolution tabled at the Company’s general meeting, save for, under the Articles, resolutions with respect to any Reserved Matters, in which case they shall be entitled to one vote per Share

“Companies Ordinance”	the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time

“Company”, “our Company”, or “the Company”	KANZHUN LIMITED, a company with limited liability incorporated in the Cayman Islands on January 16, 2014

“Compensation Committee”	the compensation committee of the Board

“connected person(s)”	has the meaning ascribed to it under the Listing Rules

“connected transaction(s)”	has the meaning ascribed to it under the Listing Rules

“controlling shareholder(s)”	has the meaning ascribed to it under the Listing Rules

“Current Memorandum and Articles of Association”	the fifteenth amended and restated memorandum of association and articles of association of the Company conditionally adopted by special resolutions of the Shareholders of the Company at the annual general meeting of the Company convened on December 14, 2022, which took effect upon Listing

“Custodian”	Citibank, N.A., Hong Kong, the custodian of the Company’s ADS program

DEFINITIONS

“Deposit Agreement”	Deposit Agreement, dated as of June 15, 2021, by and among the Company, the Depositary, and the holders and beneficial owners of ADSs issued thereunder

“Depositary”	Citibank, N.A., the depositary of the Company’s ADS program

“Directors”	the director(s) of our Company

“Group”, “our Group”, “the Group”, “we”, “us”, or “our”	the Company, its subsidiaries and its consolidated affiliated entities from time to time

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“HKSCC”	Hong Kong Securities Clearing Company Limited

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“issued and outstanding Shares”	refers to the number of Shares issued and outstanding of the Company as of the Latest Practicable Date or the date of the AGM (as applicable). The number of issued and outstanding Shares in the circular is determined in accordance with the requirements under the Listing Rules

“Latest Practicable Date”	May 8, 2026, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein

“Laws”	all laws, statutes, legislation, ordinances, rules, regulations, guidelines, opinions, notices, circulars, orders, judgments, decrees, or rulings of any Governmental Authority (including, without limitation, the Stock Exchange and the SFC) of all relevant jurisdictions

“Listing”	the listing of the Class A Ordinary Shares on the Main Board of the Stock Exchange by way of introduction pursuant to the Hong Kong Listing Rules on December 22, 2022

“Listing Date”	December 22, 2022, on which the Class A Ordinary Shares are to be listed and on which dealings in the Class A Ordinary Shares are to be first permitted to take place on the Stock Exchange

DEFINITIONS

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time

“Mr. Zhao”	Mr. Peng Zhao, an executive director and the chief executive officer of our Company, the founder of our Group, the WVR Beneficiary

“Nasdaq”	The Nasdaq Global Select Market

“New Memorandum and Articles of Association”	the sixteenth amended and restated memorandum and articles of association of the Company proposed to be adopted by a special resolution of the shareholders of the Company at the AGM

“Nomination Committee”	the nomination committee of the Board

“Post-IPO Share Scheme”	the share incentive plan conditionally approved and adopted by our Company at the annual general meeting of the Company convened on December 14, 2022, which took effect upon Listing

“Reserved Matters”	those matters resolutions with respect to which each Share is entitled to one vote at general meetings of the Company pursuant to the Articles, being: (i) any amendment to the memorandum or Articles, including the variation of the rights attached to any class of shares, (ii) the appointment, election or removal of any independent non-executive Director, (iii) the appointment or removal of the Company’s auditors, and (iv) the voluntary liquidation or winding-up of the Company

“SFC”	Securities and Futures Commission of Hong Kong

“SFO”	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time

“Shareholders”	holder(s) of the Share(s)

“Shares”	the Class A Ordinary Shares and the Class B Ordinary Shares in the share capital of the Company, as the context so requires

DEFINITIONS

“Share Incentive Plans”	collectively, the 2020 Share Incentive Plan and the Post-IPO Share Scheme

“Share Record Date”	close of business on May 21, 2026 (Hong Kong time)

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiary(ies)”	has the meaning ascribed to it in section 15 of the Companies Ordinance

“substantial shareholder(s)”	has the meaning ascribed to it in the Listing Rules

“Takeovers Code”	Code on Takeovers and Mergers and Share Buy-backs issued by the SFC, as amended, supplemented or otherwise modified from time to time

“Treasury Shares”	has the meaning ascribed to it under the Listing Rules

“US$”	U.S. dollars, the lawful currency of the United States

“weighted voting right(s)”	has the meaning ascribed to it in the Listing Rules

“WVR Beneficiary”	has the meaning ascribed to it under the Listing Rules and unless the context otherwise requires, refers to Mr. Zhao, being the beneficial owner of the Class B Ordinary Shares, entitling to weighted voting rights

“%”	percent

LETTER FROM THE BOARD

KANZHUN LIMITED

看 準 科 技 有 限 公 司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2076)
(Nasdaq Stock Ticker: BZ)

Executive Directors:	Registered Office:
Mr. Peng Zhao (趙鵬)	PO Box 309
(Founder, Chairman and	Ugland House
Chief Executive Officer)	Grand Cayman, KY1-1104
Mr. Xu Chen (陳旭)	Cayman Islands
Mr. Tao Zhang (張濤)
Ms. Xiehua Wang (王燮華)	Head Office and Principal Place of
Ms. Yang Mu (穆陽)	Business in China:
21/F, GrandyVic Building
Non-executive Director:	Taiyanggong Middle Road
Mr. Haiyang Yu (余海洋)	Chaoyang District, Beijing
100028, People’s Republic of China
Independent non-executive Directors:
Mr. Yonggang Sun (孫永剛)	Principal Place of Business
Mr. Yan Li (李延)	in Hong Kong:
Ms. Hongyu Liu (劉虹瑜)	Room 1918, 19/F, Lee Garden One 33 Hysan Avenue
Causeway Bay Hong Kong

May 20, 2026

To the Shareholders

Dear Sir or Madam,

PROPOSED GRANTING OF GENERAL MANDATES TO ISSUE SHARES
AND REPURCHASE SHARES AND/OR ADSS,

PROPOSED RE-ELECTION OF DIRECTORS,
PROPOSED RE-APPOINTMENT OF AUDITORS,

PROPOSED AMENDMENTS TO THE CURRENT MEMORANDUM
AND ARTICLES OF ASSOCIATION AND THE ADOPTION OF THE
NEW MEMORANDUM AND ARTICLES OF ASSOCIATION,

AND

NOTICE OF THE ANNUAL GENERAL MEETING

LETTER FROM THE BOARD

1.	INTRODUCTION

On behalf of the Board, I would like to invite you to attend the AGM to be held at 2/F, Crowne Plaza Beijing Sun Palace, No. 12 Qisheng Middle Street, Chaoyang District, Beijing, China on Thursday, June 25, 2026. The AGM will commence at 3 p.m. (Beijing time).

The purpose of this circular is to give you notice of the AGM, and to provide you with information regarding the following proposals to be put forward at the said meeting:

(a)	the proposed grant of a general mandate to issue Shares;

(b)	the proposed grant of a general mandate to repurchase Shares and/or ADSs;

(c)	the proposed re-election of Directors;

(d)	the proposed re-appointment of Auditors; and

(e)	the proposed amendments to the Current Memorandum and Articles of Association and the adoption of the New Memorandum and Articles of Association.

2.	PROPOSED GRANT OF GENERAL MANDATE TO ISSUE SHARES

At the annual general meeting of the Company held on June 27, 2025, the Directors were given a general mandate to allot, issue and deal with Shares. Such mandate, to the extent not utilized by the date of the AGM, will lapse at the conclusion of the AGM.

In order to give the Company the flexibility to issue Class A Ordinary Shares (including any sale or transfer of Treasury Shares) if and when appropriate, without needing to convene a general meeting for each and every such issuance, sale and/or transfer of Treasury Shares, an ordinary resolution will be proposed at the AGM to approve the granting of a general mandate to the Directors to allot, issue or deal with Class A Ordinary Shares (including any sale or transfer of Treasury Shares) not exceeding 10% of the total number of issued and outstanding Shares (excluding any Treasury Shares) as at the date of passing of such resolution (the “Issuance and Resale Mandate”). Any Class A Ordinary Shares to be allotted, issued or dealt with, under the authority granted by the proposed Issuance and Resale Mandate shall not be at a discount of more than 10% to the benchmarked price.

LETTER FROM THE BOARD

As at the Latest Practicable Date, the issued and outstanding Shares of the Company comprised 840,422,467 Class A Ordinary Shares and 126,526,401 Class B Ordinary Shares (excluding the 704,636 Class A Ordinary Shares issued to the Depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Share Incentive Plans as of the Latest Practicable Date). Subject to the passing of the ordinary resolution 7 and on the assumption that the issued and outstanding Shares of the Company remain unchanged as at the date of the AGM, i.e. being 966,948,868 Shares, the Company will be allowed to issue (or transfer out of the treasury) a maximum of 96,694,886 Class A Ordinary Shares.

Details of the Issuance and Resale Mandate are set out in ordinary resolution 7 in the notice of the AGM set out on pages 27 to 28 of this circular. The Issuance and Resale Mandate, if granted, will expire upon whichever is the earliest of: (a) the conclusion of the next annual general meeting of the Company; (b) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association or by applicable Laws to be held; and (c) the date on which the authority given under the ordinary resolution approving the Issuance and Resale Mandate, is revoked or varied by an ordinary resolution of the Shareholders.

3.	PROPOSED GRANT OF GENERAL MANDATE TO REPURCHASE SHARES AND/ OR ADSS

At the annual general meeting of the Company held on June 27, 2025, the Directors were given a general mandate to repurchase Shares. Such mandate, to the extent not utilized by the date of the AGM, will lapse at the conclusion of the AGM.

In order to give the Company the flexibility to repurchase Shares and/or ADSs if and when appropriate, without needing to convene a general meeting for each and every such repurchase, an ordinary resolution will be proposed at the AGM to approve the granting of a new general mandate to the Directors to exercise the powers of the Company to repurchase Shares and/or ADSs representing up to 10% of the total number of issued and outstanding Shares (excluding any Treasury Shares) as at the date of passing of such resolution (the “Repurchase Mandate”).

As at the Latest Practicable Date, the issued and outstanding Shares of the Company comprised 840,422,467 Class A Ordinary Shares and 126,526,401 Class B Ordinary Shares (excluding the 704,636 Class A Ordinary Shares issued to the Depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Share Incentive Plans as of the Latest Practicable Date). Subject to the passing of the ordinary resolution 8 and on the assumption that the issued and outstanding Shares of the Company remain unchanged as at the date of the AGM, i.e. being 966,948,868 Shares, the Company will be allowed to repurchase a maximum of 96,694,886 Class A Ordinary Shares.

LETTER FROM THE BOARD

An explanatory statement required by the Listing Rules to be sent to the Shareholders in connection with the proposed Repurchase Mandate is set out in Appendix I to this circular. This explanatory statement contains all information reasonably necessary to enable the Shareholders to make an informed decision on whether to vote for or against the relevant resolution at the AGM.

The Repurchase Mandate, if granted, will expire upon whichever is the earliest of: (a) the conclusion of the next annual general meeting of the Company; (b) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association or by any applicable Laws to be held; and (c) the date on which the authority given under the ordinary resolution approving the Repurchase Mandate is revoked or varied by an ordinary resolution of the Shareholders.

4.	PROPOSED RE-ELECTION OF DIRECTORS

Pursuant to Article 94(d) of the Articles of Association, one-third of the Directors for the time being (or, if their number is not three or a multiple of three, then the number nearest to, but not less than, one-third) shall retire from office by rotation and shall be eligible for re-election at every annual general meeting, provided that every Director (including every independent non-executive Director and/or those appointed for a specific term) shall be subject to retirement by rotation at least once every three years. Accordingly, Mr. Peng Zhao, Mr. Tao Zhang and Mr. Yan Li, shall retire at the AGM and, being eligible, will offer themselves for re-election at the AGM. Pursuant to Article 94(e) of the Articles of Association, Ms. Yang Mu, who was appointed as an executive Director with effect from December 11, 2025, will hold office until the AGM and, being eligible, will offer herself for re-election.

The Nomination Committee has reviewed the structure and composition of the Board, the confirmations and disclosures given by the Directors, the qualifications, skills and experience, time commitment and contribution of the retiring Directors with reference to the nomination principles and criteria set out in the Company’s Board diversity policy, Director Nomination Policy and the Company’s corporate strategy. The Nomination Committee and the Board are satisfied with all the retiring Directors’ contribution to the Company, which will continue to bring valuable business experience, knowledge and professionalism to the Board for its efficient and effective functioning and diversity. The Nomination Committee and the Board therefore recommended the re-election of all the retiring Directors who are due to retire at the AGM.

LETTER FROM THE BOARD

At the time of appointment as an independent non-executive Director, Mr. Yan Li has confirmed his independence with reference to the factors set out in Rule 3.13 of the Listing Rules. Mr. Yan Li has confirmed that there is no subsequent change of circumstances which may affect his independence which would require him to inform the Stock Exchange.

In determining the proposal to re-elect Mr. Yan Li as an independent non-executive Director, (i) the Nomination Committee and the Board have assessed and reviewed the annual confirmation of independence based on the criteria set out in Rule 3.13 of the Listing Rules of Mr. Yan Li and are satisfied of the independence of Mr. Yan Li; (ii) the Nomination Committee and the Board have reviewed the biographies of Mr. Yan Li and his past performance, and assessed his suitability to be re-elected based on his reputation for integrity and extensive working experience having regard to the Board diversity policy adopted by the Company; and (iii) the Board is satisfied that through exercising the scrutinising and monitoring function of an independent non-executive Director, Mr. Yan Li provides independent and objective judgments and advice to the Board to safeguard the interests of the Company and the Shareholders as a whole.

In view of the foregoing factors, the Board believes that Mr. Yan Li has the character, integrity, independence and expertise to fulfill his role as an independent non-executive Director effectively and will bring valuable experience and knowledge to the Board and would recommend Mr. Yan Li for re-election as an independent non-executive Director at the AGM.

Details of the Directors proposed to be re-elected at the AGM are set out in Appendix II to this circular.

5.	PROPOSED RE-APPOINTMENT OF AUDITORS

The Board proposes to re-appoint PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as the independent auditors of the Company for the year ending December 31, 2026 and to hold the office until the conclusion of the next annual general meeting of the Company. Taking into account factors such as the complexity and business plan of the Company, the expected audit scope, audit timetable and auditors’ resources required, the estimated audit fee agreed with PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP for the audit services relating to the year ending December 31, 2026 will be around RMB12 million. A resolution will also be proposed to authorize the Board to fix the auditors’ remuneration for the ensuing year. PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP have indicated their willingness to be re-appointed as auditors of the Company for the said period.

LETTER FROM THE BOARD

6.	PROPOSED AMENDMENTS TO THE CURRENT MEMORANDUM AND ARTICLES OF ASSOCIATION AND THE ADOPTION OF THE NEW MEMORANDUM AND ARTICLES OF ASSOCIATION

The Board proposes to amend the Current Memorandum and Articles of Association and to adopt the New Memorandum and Articles of Association, in order to, inter alia, (i) comply with Rule 8A.44 of the Listing Rules which requires, among others, issuers with weighted voting rights structures to give force to the requirements of Rule 8A.27 by incorporating them into their articles of association or equivalent document; and (ii) make other house-keeping amendments.

Further details of the proposed amendments to the Current Memorandum and Articles of Association brought about by adopting the New Memorandum and Articles of Association (marked-up against the Current Memorandum and Articles of Association in the form of comparison table) are set out in Appendix III to this circular.

The legal advisers to the Company as to Hong Kong laws and the Cayman Islands laws have respectively confirmed that the proposed amendments to the Current Memorandum and Articles of Association comply with the applicable requirements of the Listing Rules and do not violate the laws of the Cayman Islands. The Company also confirms that there is nothing unusual in the proposed amendments to the Current Memorandum and Articles of Association from the perspective of a Cayman Islands company listed on the Stock Exchange.

The proposed amendments to the Current Memorandum and Articles of Association and the adoption of the New Memorandum and Articles of Association are subject to the Shareholders’ approval by way of a special resolution at the AGM.

Shareholders are advised that the memorandum and articles of association of the Company are written in English only and there is no official Chinese translation. The Chinese translation is provided for reference only. In case of any discrepancy or inconsistency, the English version shall prevail.

7.	THE AGM AND PROXY ARRANGEMENT

The AGM will be held at 2/F, Crowne Plaza Beijing Sun Palace, No. 12 Qisheng Middle Street, Chaoyang District, Beijing, China on Thursday, June 25, 2026. The AGM will commence at 3 p.m. (Beijing time).

LETTER FROM THE BOARD

The Notice of the Annual General Meeting is set out on pages 26 to 31 of this circular. The notice serves as the notice of general meeting required under Rule 13.71 of the Listing Rules. The notice is also available for viewing on the Company’s website at https://ir.zhipin.com/.

Holders of record of the Company’s Shares on the Company’s register of members as of the close of business on the Share Record Date are cordially invited to attend the AGM in person. Holders of the Company’s ADSs as of the close of business on the ADS Record Date are cordially invited to submit your voting instructions to Citibank, N.A. Whether or not you propose to attend and vote at the said meeting, please complete, sign, date, and return the accompanying proxy form to the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited (for holders of Shares) or your voting instructions to Citibank, N.A. (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare Hong Kong Investor Services Limited must receive the proxy form by no later than 3 p.m., Hong Kong time, on Tuesday, June 23, 2026 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong to ensure your representation at the AGM; and Citibank, N.A. must receive your voting instructions by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Class A Ordinary Shares represented by your ADSs to be cast at the AGM.

Pursuant to Rule 13.39(4) of the Listing Rules, any vote by Shareholders at a general meeting must be taken by poll except where the chairman, in good faith, decides to allow a resolution which relates purely to a procedural or administrative matter to be voted only by a show of hands. Therefore, the resolutions to be proposed at the AGM will be voted by way of poll. An announcement on the poll results will be published on the website of the Company at https://ir.zhipin.com/ and the website of HKEXnews at www.hkexnews.hk after the AGM in the manner prescribed under Rule 13.39(5) of the Listing Rules.

The Company is controlled through weighted voting rights. Holders of Class A Shares present in person (in the case of a member being a corporation, by its duly authorized representative) or by proxy shall have one vote per Share. Holders of Class B Shares present in person (in the case of a member being a corporation, by its duly authorized representative) or by proxy shall have ten votes per Share (i.e. resolutions 1 to 4, 6 to 8 in the notice of the AGM), save for resolutions with respect to any Reserved Matters, in which case they shall have one vote per Share (i.e. resolutions 5, 9 and 10, regarding the re-election of independent non-executive Director, re-appointment of Auditors and the proposed amendments to the Current Memorandum and Articles of Association and the adoption of the New Memorandum and Articles of Association, in the notice of the AGM). Holders of Class A Shares and Class B Shares shall at all times vote together as one class.

For the avoidance of doubt, holders of Treasury Shares (if any) shall abstain from voting at the AGM.

LETTER FROM THE BOARD

8.	RECOMMENDATIONS

The Directors (including independent non-executive Directors) are of the opinion that all the proposed resolutions are in the interests of the Company and the Shareholders as a whole and so recommend you to vote in favour of all the resolutions to be proposed at the AGM.

9.	FURTHER INFORMATION

Your attention is drawn to the information set out in the appendices to this circular.

10.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief, the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

By Order of the Board
KANZHUN LIMITED
Mr. Peng Zhao
Founder, Chairman and Chief Executive Officer

APPENDIX I	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

The following is an explanatory statement required by the Listing Rules to be sent to the Shareholders to enable them to make an informed decision on whether to vote for or against the ordinary resolution to be proposed at the AGM in relation to the granting of the Repurchase Mandate.

1.	REASONS FOR REPURCHASE OF SHARES AND/OR ADSS

The Directors believe that the granting of the Repurchase Mandate is in the interests of the Company and the Shareholders as a whole.

Repurchases of Shares and/or ADSs may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net asset value per Share and/or earnings per Share. The Directors are seeking the granting of the Repurchase Mandate to give the Company the flexibility to do so if and when appropriate. The number of Shares to be repurchased on any occasion and the price and other terms upon which the same are repurchased will be decided by the Directors at the relevant time, having regard to the circumstances then pertaining.

The Directors would only exercise the power to repurchase in circumstances where they consider that the repurchase would be in the best interests of the Company and the Shareholders.

2.	SHARE CAPITAL

As at the Latest Practicable Date, the issued and outstanding Shares of the Company comprised 840,422,467 Class A Ordinary Shares and 126,526,401 Class B Ordinary Shares (excluding the 704,636 Class A Ordinary Shares issued to the Depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Share Incentive Plans as of the Latest Practicable Date). Subject to the passing of the ordinary resolution set out in item 8 of the notice of the AGM in respect of the granting of the Repurchase Mandate and on the assumption that the issued and outstanding Shares of the Company remain unchanged as at the date of the AGM, i.e. being 966,948,868 Shares, the Directors would be authorized under the Repurchase Mandate to repurchase, during the period in which the Repurchase Mandate remains in force, up to a maximum of 96,694,886 Shares, representing 10% of the total number of issued and outstanding Shares (excluding any Treasury Shares) as at the date of the AGM.

3.	FUNDING OF REPURCHASES

Repurchases of Shares and/or ADSs will be funded from the Company’s internal resources, which shall be funds legally available for such purpose in accordance with the Articles of Association, the Listing Rules, the applicable Laws of the Cayman Islands and/or any other applicable Laws, as the case may be.

APPENDIX I	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

4.	IMPACT OF REPURCHASES

There might be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited accounts contained in the annual report of the Company for the year ended December 31, 2025) in the event that the Repurchase Mandate was to be carried out in full at any time during the proposed repurchase period.

However, the Directors do not intend to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or its gearing levels which, in the opinion of the Directors, are from time to time appropriate for the Company.

Following a repurchase of Class A Ordinary Shares or Class A Ordinary Shares underlying ADSs, the Company may cancel any repurchased Shares and/or hold them as Treasury Shares subject to, among others, market conditions and its capital management needs at the relevant time of the repurchases, which may change due to evolving circumstances. Shareholders and potential investors of the Company should pay attention to any announcement to be published by the Company in the future, including but without limitation, any next day disclosure return (which shall identify, amongst others, the number of repurchased shares that are to be held in treasury or cancelled upon settlement of such repurchase, and where applicable, disclose the reasons for any deviation from the intention statement previous disclosed) and any relevant monthly return.

For any Treasury Shares deposited with CCASS pending resale on the Stock Exchange, the Company shall, upon approval by the Board, implement the below interim measures (collectively, the “Interim Measures”) which include (without limitation): (i) procuring its broker not to give instructions to HKSCC to vote at general meetings for the Treasury Shares deposited with CCASS; (ii) in the case of dividends or distributions (if any and where applicable), the Company shall withdraw the Treasury Shares from CCASS, and either re-register them in its own name as Treasury Shares or cancel them, in each case before the relevant record date for the dividend or distributions; or (iii) take any other measures to ensure that the Company will not exercise any shareholders’ rights or receive any entitlements which would otherwise be suspended under the applicable Laws if those Shares were registered in its own name as Treasury Shares.

5.	TAKEOVERS CODE

If, on the exercise of the power to repurchase Shares pursuant to the Repurchase Mandate, a Shareholder’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition of voting rights for the purposes of the Takeovers Code. Accordingly, a Shareholder or a group of Shareholders acting in concert (as defined under the Takeovers Code) could obtain or consolidate control of the Company and thereby become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

APPENDIX I	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

As at the Latest Practicable Date, to the best knowledge and belief of the Directors, the WVR Beneficiary was Mr. Zhao. Mr. Zhao, was interested in an aggregate of (i) 384,000 Class A Ordinary Shares and (ii) 126,526,401 Class B Ordinary Shares within the meaning of Part XV of the SFO, representing approximately 60.11% of the voting rights in our Company. Pursuant to Rule 8A.15 of the Listing Rules, in the event that the Directors exercise the Repurchase Mandate, the WVR Beneficiary must reduce his weighted voting rights in the Company proportionately through conversion of a proportion of their shareholding into Class A Ordinary Shares, if the reduction in the number of issued and outstanding Shares (excluding any Treasury Shares) would otherwise result in an increase in the proportion of Class B Ordinary Shares. As such, to the best knowledge and belief of the Directors, the exercise of the Repurchase Mandate is not expected to give rise to an obligation of Mr. Zhao to make a mandatory offer under the Takeovers Code. The Directors have no present intention to repurchase the Shares to the extent that will trigger the obligations under the Takeovers Code to make a mandatory offer. The Directors are not aware of any other consequences which may arise under the Takeovers Code as a result of any purchase by the Company of its Shares.

In addition, the Directors do not propose to repurchase Shares which would result in less than the relevant prescribed minimum percentage of Shares in public hands as required by the Stock Exchange.

6.	GENERAL

None of the Directors or, to the best of their knowledge having made all reasonable enquiries, any of their respective close associates (as defined in the Listing Rules) have any present intention to sell any Shares to the Company in the event that the granting of the Repurchase Mandate is approved by the Shareholders.

The Company has not been notified by any core connected persons (as defined in the Listing Rules) of the Company that they have a present intention to sell any Shares to the Company, or that they have undertaken not to sell any Shares held by them to the Company in the event that the granting of the Repurchase Mandate is approved by the Shareholders.

The Directors will exercise the power of the Company to make repurchases of Shares and/or ADSs pursuant to the Repurchase Mandate in accordance with the Listing Rules and the applicable Laws of the Cayman Islands. In addition, the Company has confirmed that neither the Explanatory Statement nor the Repurchase Mandate has any unusual features.

APPENDIX I	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

7.	MARKET PRICES OF SHARES

The highest and lowest prices per Share at which the Class A Ordinary Shares have been traded on the Stock Exchange in each of the twelve months up to and including the Latest Practicable Date were as follows:

	Price per share
Month	Highest	Lowest
	HK$	HK$
2025
May	72.05	59.45
June	72.75	64.60
July	79.20	64.80
August	92.50	72.55
September	97.80	88.30
October	95.55	80.55
November	87.15	77.45
December	87.15	76.05

2026
January	83.15	72.50
February	74.30	62.20
March	64.00	50.90
April	56.00	50.30
May (up to and including the Latest Practicable Date)	56.30	51.65

8.	REPURCHASES OF SHARES MADE BY THE COMPANY

During the six months prior to the Latest Practicable Date, the Company repurchased, in accordance with Chapter 10 of the Listing Rules, a total of 20,096,684 Class A Ordinary Shares on the Nasdaq and the details were set out below:

		Price per Share
Date of repurchase	No. of Shares	Highest	Lowest
		US$	US$
March 20, 2026	733,918	6.870	6.728
March 23, 2026	744,950	6.765	6.640
March 24, 2026	748,552	6.750	6.635
March 25, 2026	748,460	6.820	6.608
March 26, 2026	506,252	6.780	6.710
March 27, 2026	759,056	6.635	6.550
March 30, 2026	744,334	6.775	6.660
March 31, 2026	748,008	6.770	6.630

APPENDIX I	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

		Price per Share
Date of repurchase	No. of Shares	Highest	Lowest
		US$	US$
April 1, 2026	590,280	6.825	6.725
April 2, 2026	591,364	6.815	6.675
April 6, 2026	588,798	6.830	6.740
April 7, 2026	603,724	6.720	6.540
April 8, 2026	585,956	6.895	6.745
April 9, 2026	724,844	6.675	6.563
April 10, 2026	607,226	6.615	6.518
April 13, 2026	608,328	6.603	6.505
April 14, 2026	587,254	6.870	6.743
April 15, 2026	349,516	7.185	7.075
April 16, 2026	344,394	7.280	7.195
April 17, 2026	349,698	7.225	7.085
April 20, 2026	351,046	7.128	7.053
April 21, 2026	579,118	6.953	6.760
April 22, 2026	580,426	6.930	6.788
April 23, 2026	597,224	6.780	6.595
April 24, 2026	586,332	6.835	6.740
April 27, 2026	588,046	6.840	6.735
April 28, 2026	585,286	6.905	6.755
April 29, 2026	586,122	6.830	6.755
April 30, 2026	592,148	6.825	6.685
May 1, 2026	586,832	6.825	6.735
May 4, 2026	575,882	7.000	6.890
May 5, 2026	573,954	7.000	6.920
May 6, 2026	347,730	7.240	7.135
May 7, 2026	347,772	7.250	7.118
May 8, 2026	353,854	7.135	7.018

APPENDIX II	DETAILS OF THE DIRECTORS PROPOSED TO BE RE-ELECTED AT THE AGM

Pursuant to the Listing Rules, the details of the Directors, who will retire and being eligible, offer themselves for re-election at the AGM, are provided below.

(1)	Mr. Peng Zhao

Position and experience

Mr. Peng Zhao (趙鵬), aged 55, is an executive Director and our founder, and has served as the chairman of the Board and the Chief Executive Officer since our inception and has guided our development and growth. Mr. Zhao has more than 21 years of experience in the internet industry and more than 27 years of experience in human resources services. He was an investor and took on a senior management role of Quickerbuy Inc., a service e-commerce platform, from 2011 to 2013. From May 2005 to July 2010, Mr. Zhao was at Zhaopin Ltd., an online recruitment platform, where he eventually became Chief Executive Officer. From July 1994 to May 2005, Mr. Zhao devoted his time to youth development research and volunteer projects in social organizations and took on various roles in those organizations including the China Youth Volunteers Association. Mr. Zhao received his bachelor’s degree in law from Peking University in 1994.

Save as disclosed above, Mr. Zhao has not held other directorships in the last three years in public companies the securities of which are listed on any securities market in Hong Kong or overseas.

Length of service

Pursuant to the amended and restated director agreement with the Company, the term of appointment of Mr. Zhao shall be for an initial term of three years with effect from the Listing Date or until the third annual general meeting of the Company after the Listing Date, whichever is sooner. The appointment shall, subject always to re-election as and when required under the Articles of Association and the termination provision of the amended and restated director agreement, be automatically renewed for successive periods of three years.

Relationships

Save as disclosed herein, as far as the Directors are aware, as at the Latest Practicable Date, Mr. Zhao did not have any relationships with other Directors, senior management, substantial shareholders or controlling shareholders.

Interests in Shares

As far as the Directors are aware, as at the Latest Practicable Date, Mr. Zhao was interested or was deemed to be interested in (i) 384,000 Class A Ordinary Shares and (ii) 126,526,401 Class B Ordinary Shares within the meaning of Part XV of the SFO, which were in aggregate held by Techwolf Limited, representing approximately 13.1% of the issued and outstanding Shares of the Company as of the Latest Practicable Date. The entire interest in Techwolf Limited is held by a trust established by Mr. Zhao as the settlor for the benefit of Mr. Zhao and his family.

APPENDIX II	DETAILS OF THE DIRECTORS PROPOSED TO BE RE-ELECTED AT THE AGM

Save as disclosed above, Mr. Zhao does not have any other interest in the shares of the Company within the meaning of Part XV of the SFO.

Director’s emoluments

Mr. Zhao will not receive any remuneration in his capacity as an executive Director.

Other information and matters that need to be disclosed or brought to the attention of the Shareholders

As far as the Directors are aware, there is no information of Mr. Zhao to be disclosed pursuant to any of the requirements under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Listing Rules; and there are no other matters concerning Mr. Zhao that need to be brought to the attention of the Shareholders.

(2)	Mr. Tao Zhang

Position and experience

Mr. Tao Zhang (張濤), aged 44, has served as our Chief Technology Officer since our inception. He has served as our Director since May 2021 and was re-designated as an executive Director with effect from December 16, 2022. He is in charge of the research and development and information technology infrastructure of our Group. Mr. Zhang has over 19 years of experience in the software engineering and internet industry. Prior to joining us, Mr. Zhang served in various companies, including group companies of IBM, Renren Inc., a China-based social media platform, and Baidu Inc., one of the leading Chinese language Internet search service providers. Mr. Zhang received his bachelor’s degree from Beijing Information Engineering College (which was merged with Beijing Institute of Machinery and renamed Beijing Information Science and Technology University in 2008) and master’s degree from Beihang University.

Save as disclosed above, Mr. Zhang has not held other directorships in the last three years in public companies the securities of which are listed on any securities market in Hong Kong or overseas.

Length of service

Pursuant to the amended and restated director agreement with the Company, the term of appointment of Mr. Zhang shall be for an initial term of three years with effect from the Listing Date or until the third annual general meeting of the Company after the Listing Date, whichever is sooner. The appointment shall, subject always to re-election as and when required under the Articles of Association and the termination provision of the amended and restated director agreement, be automatically renewed for successive periods of three years.

APPENDIX II	DETAILS OF THE DIRECTORS PROPOSED TO BE RE-ELECTED AT THE AGM

Relationships

As far as the Directors are aware, as at the Latest Practicable Date, Mr. Zhang did not have any relationships with other Directors, senior management, substantial shareholders or controlling shareholders.

Interests in Shares

As far as the Directors are aware, as at the Latest Practicable Date, Mr. Zhang was interested in an aggregate of 1,675,258 Class A Ordinary Shares within the meaning of Part XV of the SFO.

Save as disclosed above, Mr. Zhang does not have any other interest in the shares of the Company within the meaning of Part XV of the SFO.

Director’s emoluments

Mr. Zhang will not receive any remuneration in his capacity as an executive Director.

Other information and matters that need to be disclosed or brought to the attention of the Shareholders

As far as the Directors are aware, there is no information of Mr. Zhang to be disclosed pursuant to any of the requirements under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Listing Rules; and there are no other matters concerning Mr. Zhang that need to be brought to the attention of the Shareholders.

(3)	Ms. Yang Mu

Position and experience

Ms. Yang Mu (穆陽), aged 46, is currently our Vice President of Human Resources. Ms. Mu has served as an executive Director since December 11, 2025. She has been responsible for overseeing the human resources functions of the Group since May 2016. Prior to joining us, Ms. Mu accumulated nearly a decade of management experience in human resources-related roles. She holds a bachelor’s degree from Peking University and a master’s degree from City University of Hong Kong.

Save as disclosed above, Ms. Mu has not held other directorships in the last three years in public companies the securities of which are listed on any securities market in Hong Kong or overseas.

APPENDIX II	DETAILS OF THE DIRECTORS PROPOSED TO BE RE-ELECTED AT THE AGM

Length of service

Pursuant to the Director agreement with the Company, the term of appointment of Ms. Mu shall be for an initial term of three years with effect from December 11, 2025. The appointment shall, subject always to re-election as and when required under the Articles of Association and the termination provision of the amended and restated director agreement, be automatically renewed for successive periods of three years.

Relationships

As far as the Directors are aware, as at the Latest Practicable Date, Ms. Mu did not have any relationships with other Directors, senior management, substantial shareholders or controlling shareholders.

Interests in Shares

As far as the Directors are aware, as at the Latest Practicable Date, Ms. Mu was interested in an aggregate of 573,300 Class A Ordinary Shares within the meaning of Part XV of the SFO.

Save as disclosed above, Ms. Mu does not have any other interest in the shares of the Company within the meaning of Part XV of the SFO.

Director’s emoluments

Ms. Mu will not receive any remuneration in her capacity as an executive Director.

Other information and matters that need to be disclosed or brought to the attention of the Shareholders

As far as the Directors are aware, there is no information of Ms. Mu to be disclosed pursuant to any of the requirements under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Listing Rules; and there are no other matters concerning Ms. Mu that need to be brought to the attention of the Shareholders.

APPENDIX II	DETAILS OF THE DIRECTORS PROPOSED TO BE RE-ELECTED AT THE AGM

(4)	Mr. Yan Li

Position and experience

Mr. Yan Li (李延), aged 55, has served as an independent non-executive Director with effect from October 18, 2023. Mr. Li is a seasoned strategic expert with over 22 years of experience in management services, which span across various business sectors, including intellectual property rights protection and technology development. Mr. Li currently serves as the general manager of Metis IP, a company which provides intellectual property rights related services. Prior to joining Metis IP, Mr. Li was formerly the director and general manager of Beijing Runqian Information System Technology Co., Ltd., a PRC-based technology and software development company, from January 2006 to January 2016. Prior to that, Mr. Li was the division general manager of China International Electronic Commerce Center, a China-based nationwide provider of e-commerce services and infrastructure, from November 2000 to June 2002. Mr. Li received his bachelor’s degree in science from Peking University in June 1994.

Save as disclosed above, Mr. Li has not held other directorships in the last three years in public companies the securities of which are listed on any securities market in Hong Kong or overseas.

Length of service

Pursuant to the Director agreement with the Company, the term of appointment of Mr. Li shall be for an initial term of three years with effect from October 18, 2023. The appointment shall, subject always to re-election as and when required under the Articles of Association and the termination provision of the amended and restated director agreement, be automatically renewed for successive periods of three years.

Relationships

As far as the Directors are aware, as at the Latest Practicable Date, Mr. Li did not have any relationships with other Directors, senior management, substantial shareholders or controlling shareholders.

Interests in Shares

As far as the Directors are aware, as at the Latest Practicable Date, Mr. Li was interested in an aggregate of 16,848 Class A Ordinary Shares within the meaning of Part XV of the SFO.

Save as disclosed above, Mr. Li does not have any other interest in the shares of the Company within the meaning of Part XV of the SFO.

Director’s emoluments

Mr. Li will receive a Director’s fee per annum of US$80,000 or equivalent in cash and 4,212 share awards to be granted pursuant to an effective share incentive plan of the Company per annum in his capacity as an independent non-executive Director, which was determined by the Board based on the recommendation of the Compensation Committee and with reference to his qualification and experience, the prevailing market rates and the Company’s remuneration policy.

Other information and matters that need to be disclosed or brought to the attention of the Shareholders

As far as the Directors are aware, there is no information of Mr. Li to be disclosed pursuant to any of the requirements under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Listing Rules; and there are no other matters concerning Mr. Li that need to be brought to the attention of the Shareholders.

APPENDIX III	PROPOSED AMENDMENTS TO THE CURRENT MEMORANDUM AND ARTICLES OF ASSOCIATION

Clause No.	Current Memorandum and Articles of Association	Proposed amendments (showing changes to the Current Memorandum and Articles of Association)
Cover Page in the Memorandum of Association	THE COMPANIES ACT (AS REVISED)
OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES
FIFTEENTH AMENDED AND RESTATED
ARTICLES OF ASSOCIATION
OF
KANZHUN LIMITED
看準科技有限公司
(adopted by a Special Resolution passed on 14 December 2022 and
effective on 22 December 2022)	THE COMPANIES ACT (AS REVISED)
OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES
~~FIFTEENTH~~ SIXTEENTH AMENDED AND RESTATED
ARTICLES OF ASSOCIATION
OF
KANZHUN LIMITED
看準科技有限公司
(adopted by a Special Resolution passed on ~~14 December 2022~~ [•] ~~and~~
~~effective on 14 December 2022~~ )
Cover Page in the Articles of Association	THE COMPANIES ACT (AS REVISED)
OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES
FIFTEENTH AMENDED AND RESTATED
ARTICLES OF ASSOCIATION
OF
KANZHUN LIMITED
看準科技有限公司
(adopted by a Special Resolution passed on 14 December 2022 and
effective on 22 December 2022)	THE COMPANIES ACT (AS REVISED)
OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES
~~FIFTEENTH~~ SIXTEENTH AMENDED AND RESTATED
ARTICLES OF ASSOCIATION
OF
KANZHUN LIMITED
看準科技有限公司
(adopted by a Special Resolution passed on ~~14 December 2022~~ [•] ~~and~~
~~effective on 14 December 2022~~ )

APPENDIX III	PROPOSED AMENDMENTS TO THE CURRENT MEMORANDUM AND ARTICLES OF ASSOCIATION

Clause No.	Current Memorandum and Articles of Association	Proposed amendments (showing changes to the Current Memorandum and Articles of Association)
Article 113

The Directors shall establish a Nomination Committee, which shall perform the following duties:

(a) review the structure, size and composition (including the skills, knowledge and experience) of the board of Directors at least annually and make recommendations on any proposed changes to the Directors to complement the Company’s corporate strategy;

(b) identify individuals suitably qualified to become Directors and select or make recommendations to the Directors on the selection of individuals nominated for directorships;

(c) assess the independence of Independent Non-executive Directors; and

(d) make recommendations to the Directors on the appointment or re-appointment of Directors and succession planning for Directors, in particular the Chairperson and the chief executive officer of the Company.

The Directors shall establish a Nomination Committee that complies with the Listing Rules (or to the extent otherwise permitted by the Listing Rules or the Exchange), which shall perform, among others, the following duties:

(a) review the structure, size and composition (including the skills, knowledge and experience) of the board of Directors at least annually, assist the Directors in maintaining a board skills matrix and make recommendations on any proposed changes to the Directors to complement the Company’s corporate strategy;

(b) identify individuals suitably qualified to become Directors and select or make recommendations to the Directors on the selection of individuals nominated for directorships;

(c) assess the independence of Independent Non-executive Directors; ~~and~~

(d) make recommendations to the Directors on the appointment or re-appointment of Directors and succession planning for Directors, in particular the Chairperson and the chief executive officer of the Company~~.~~; and

(e) support the Company’s regular evaluation of the Board’s performance.

NOTICE OF THE ANNUAL GENERAL MEETING

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

KANZHUN LIMITED

看 準 科 技 有 限 公 司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2076)
(Nasdaq Stock Ticker: BZ)

NOTICE OF THE ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting (the “AGM”) of KANZHUN LIMITED (the “Company”) will be held at 3 p.m. Beijing time on Thursday, June 25, 2026 at 2/ F, Crowne Plaza Beijing Sun Palace, No. 12 Qisheng Middle Street, Chaoyang District, Beijing, China for the purposes of considering and, if thought fit, passing with or without amendments, the following resolutions of the Company (unless otherwise indicated, capitalized terms used in this notice shall have the same meanings as those defined in the circular of the Company dated May 20, 2026):

ORDINARY RESOLUTIONS

1.	To receive and adopt the audited consolidated financial statements of the Company for the year ended December 31, 2025 and the reports of the Directors and independent auditors thereon.

2.	To re-elect Mr. Peng Zhao as an executive Director.

3.	To re-elect Mr. Tao Zhang as an executive Director.

4.	To re-elect Ms. Yang Mu as an executive Director.

5.	To re-elect Mr. Yan Li as an independent non-executive Director.

6.	To authorize the Board to fix the remuneration of the Directors.

NOTICE OF THE ANNUAL GENERAL MEETING

7.	To consider and, if thought fit, pass with or without modification the following resolution as an ordinary resolution:

“THAT:

(a)	subject to paragraph (c) below, a general unconditional mandate be and is hereby given to the directors of the Company during the Relevant Period (as defined in paragraph (e) below) to exercise all the powers of the Company to allot, issue, and deal with additional Class A Ordinary Shares (including any sale and/or transfer of Treasury Shares) or securities convertible into Class A Ordinary Shares, or options, warrants or similar rights to subscribe for Class A Ordinary Shares or such convertible securities of the Company (other than issuance of options, warrants or similar rights to subscribe for additional Class A Ordinary Shares or securities convertible into Class A Ordinary Shares for cash consideration) and to make or grant offers, agreements, or options (including any warrants, bonds, notes, and debentures conferring any rights to subscribe for or otherwise receive Class A Ordinary Shares) that would or might require the exercise of such powers;

(b)	the mandate in paragraph (a) above shall be in addition to any other authorization given to the Directors and shall authorize the Directors to make or grant offers, agreements and/or options during the Relevant Period that would or might require the exercise of such powers after the end of the Relevant Period;

(c)	the total number of Class A Ordinary Shares allotted or agreed conditionally or unconditionally to be allotted and issued (whether pursuant to options or otherwise) in paragraph (a) above, otherwise than pursuant to:

(i)	a Rights Issue (as defined in paragraph (e) below);

(ii)	the grant or exercise of any options under any share incentive plans of the Company or any other option, scheme or similar arrangements for the time being adopted for the grant or issue to the Directors, officers and/or employee of the Company and/or any of its subsidiaries and/or other eligible participants specified thereunder of options to subscribe for Class A Ordinary Shares or rights to acquire Class A Ordinary Shares;

(iii)	the vesting of restricted shares and restricted share units granted or to be granted pursuant to the share incentive plans of the Company;

NOTICE OF THE ANNUAL GENERAL MEETING

(iv)	any scrip dividend or similar arrangement providing for the allotment and issue of Shares in lieu of the whole or part of a dividend on Shares in accordance with the Articles of Association; and

(v)	a specific authority granted by the Shareholders in general meeting,

shall not exceed 10% of the total number of issued and outstanding Shares (excluding any Treasury Shares) as at the date of the passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Shares into a smaller or larger number of Shares respectively after the passing of this resolution) and the said mandate shall be limited accordingly.

(d)	any Class A Ordinary Shares allotted or agreed conditionally or unconditionally to be allotted, issued or dealt with in paragraph (a) above, shall not be at a discount of more than 10 percent to the benchmarked price (as defined in Rule 13.36(5) of the Listing Rules) of the Class A Ordinary Shares;

(e)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required to be held by the Articles of Association or any applicable Laws; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting.

“Rights Issue” means an offer of Shares of the Company, or an offer or issue of warrants, options or other securities giving rights to subscribe for Shares of the Company, open for a period fixed by the Directors to holders of Shares of the Company whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such Shares of the Company (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the Laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory applicable to the Company).”

NOTICE OF THE ANNUAL GENERAL MEETING

8.	To consider and, if thought fit, pass with or without modification the following resolution as an ordinary resolution:

“THAT:

(a)	a general unconditional mandate be and is hereby given to the directors of the Company during the Relevant Period (as defined in paragraph (b) below) to exercise all the powers of the Company to purchase its own Shares and/or ADSs on the Stock Exchange or on any other stock exchange on which the securities of the Company may be listed and which is recognized by the SFC and the Stock Exchange for this purpose, provided that the total number of Shares which may be purchased pursuant to this mandate shall not exceed 10% of the total number of issued and outstanding Shares (excluding any Treasury Shares) as at the date of passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Shares into a smaller or larger number of Shares respectively after the passing of this resolution) and the said mandate shall be limited accordingly; and

(b)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association or any applicable Laws to be held; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the Shareholders of the Company in general meeting”

9.	To re-appoint PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as auditors of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the Board to fix their remuneration for the year ending December 31, 2026.

SPECIAL RESOLUTION

10.	“THAT

(a)	the proposed amendments to the current memorandum of association and articles of association of the Company (the “Proposed Amendments”), the details of which are set out in Appendix III to the circular of the Company dated May 20, 2026, be and are hereby approved;

NOTICE OF THE ANNUAL GENERAL MEETING

(b)	the sixteenth amended and restated memorandum of association and articles of association of the Company (the “New Memorandum and Articles of Association”), which contains all the Proposed Amendments, be and are hereby approved and adopted in substitution for and to exclusion of the current memorandum of association and articles of association of the Company with immediate effect; and

(c)	any Director or company secretary of the Company be and is hereby authorized to do all such acts, deeds and things and execute all such documents and make all such arrangements that he/she shall, in his/her absolute discretion, deem necessary or expedient to give effect to the Proposed Amendments and the adoption of the New Memorandum and Articles of Association, including without limitation, attending to the necessary filings with the Registrar of Companies in Hong Kong and Cayman Islands.”

SHARES RECORD DATE AND ADS RECORD DATE

The Board has fixed the close of business on May 21, 2026, Hong Kong time, as the record date (the “Share Record Date”) of Class A Ordinary Shares and Class B Ordinary Shares. Holders of record of the Company’s Shares (as of the Share Record Date) are entitled to attend and vote at the AGM and any adjourned meeting thereof.

Holders of record of American depositary shares (the “ADSs”) as of the close of business on May 21, 2026, New York Time (the “ADS Record Date,” together with the Share Record Date, the “Record Dates”), who wish to exercise their voting rights for the underlying Class A Ordinary Shares must give voting instructions to Citibank, N.A., the depositary of the ADSs.

ATTENDING THE AGM

Only holders of record of Shares as of the Share Record Date are entitled to attend and vote at the AGM. All officers and agents of the Company reserve the right to refuse any person entry to the AGM venue, or to instruct any person to leave the AGM venue, where such officer or agent reasonably considers that such refusal or instruction is or may be required for the Company or any other person to be able to comply with applicable Laws and regulations. The exercise of such right to refuse entry or instruct to leave shall not invalidate the proceedings at the AGM.

PROXY FORMS AND ADS VOTING CARDS

A holder of Shares as of the Share Record Date may appoint a proxy to exercise his or her rights at the AGM. A holder of ADSs as of the ADS Record Date will need to instruct Citibank, N.A., the depositary of the ADSs, as to how to vote the Class A Ordinary Shares represented by the ADSs. Please refer to the proxy form (for holders of Shares), which is available on our website at https://ir.zhipin.com/ or ADS voting card (for holders of ADSs).

NOTICE OF THE ANNUAL GENERAL MEETING

Holders of record of the Company’s Shares on the Company’s register of members as of the Share Record Date are cordially invited to attend the AGM in person. Your vote is important. You are urged to complete, sign, date, and return the accompanying proxy form to the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited (for holders of Shares) or your voting instructions to Citibank, N.A. (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare Hong Kong Investor Services Limited must receive the proxy form by no later than 3 p.m., Hong Kong time, on Tuesday, June 23, 2026 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong to ensure your representation at the AGM; and Citibank, N.A. must receive your voting instructions by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Class A Ordinary Shares represented by your ADSs to be cast at the AGM.

By Order of the Board
KANZHUN LIMITED
Mr. Peng Zhao
Founder, Chairman and Chief Executive Officer

Head Office:	Registered Office:
21/F, GrandyVic Building	PO Box 309
Taiyanggong Middle Road	Ugland House
Chaoyang District, Beijing	Grand Cayman, KY1-1104
100028, People’s Republic of China	Cayman Islands

May 20, 2026

As at the date of this notice, the Board comprises Mr. Peng Zhao, Mr. Xu Chen, Mr. Tao Zhang, Ms. Xiehua Wang and Ms. Yang Mu as the executive Directors, Mr. Haiyang Yu as the non-executive Director, Mr. Yonggang Sun, Mr. Yan Li and Ms. Hongyu Liu as the independent non-executive Directors.